UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM SD
Specialized Disclosure Report
ICHOR HOLDINGS, LTD.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-37961	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3185 Laurelview Ct.
Fremont, California 94538
(Address of principal executive offices, including Zip Code)
(510) 897-5200
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022 to December 31, 2022

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD of Ichor Holdings, Ltd. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2022 to December 31, 2022. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website at ir.ichorsystems.com.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.
SECTION 2 – EXHIBITS
Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit Number	Description
1.01	Conflict Minerals Report of Ichor Holdings, Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICHOR HOLDINGS, LTD.

Date: May 31, 2023	/s/ Larry J. Sparks
Name: Larry J. Sparks
Title: Chief Financial Officer